NEW HORIZONS WORLDWIDE, INC.

2001 ANNUAL REPORT


New Horizons

integrated learning

positioned for future growth

New Horizons Worldwide, Inc. is the world's largest independent information technology training company. As of December 31, 2001, our franchised and company-owned network numbered 284 locations in 46 countries. In 2001, our network provided approximately three million student days of training.

Our mission statement: New Horizons offers a world-class Integrated Learning approach that blends classroom instruction with eLearning and enriching resources to deliver the essential skills for personal and organizational success.

Company Statistics

	2001	2000	1999	1998
Financial				
(Dollars in thousands, except per share data)				
System-wide revenues	$511,800	$530,300	$435,100	$357,500
Corporate revenues	$159,900	$142,700	$111,500	$ 72,600
Operating income	$ 8,800	$ 18,100	$ 14,800 (2)	$ 8,500
Net income (1)	$ 4,600 (3)	$ 11,000	$ 9,500 (2)	$ 5,900
Earnings per share (1)	$ 0.44 (3)	$ 1.06	$ 0.94 (2)	$ 0.61
Locations				
U.S. and Canada	167	164	147	128
International	117	116	83	77
Total	284	280	230	205

(1) From continuing operations.
(2) Exclusive of one-time charges for management system write-off and costs related to settlement of a franchise arbitration.
(3) Exclusive of one-time gain on sale of interest in joint venture and non-recurring gain.

System-wide Revenues
In millions


$357.5
$435.1
$530.3
$511.8
'98
'99
'00
'01

Corporate Revenues
In millions


$72.6
$111.5
$142.7
$159.9
'98
'99
'00
'01

EBITDA
In millions


$12.5
$20.8 (2)
$25.8
$20.0 (3)
'98
'99
'00
'01

To our shareholders



Last year marked a milestone for New Horizons. It is the first time in more than six years that we have not experienced double-digit growth in net income.

2001 was a tough year. Although it began on positive footing with first quarter same-location revenues increasing by 8%, this trend quickly leveled off, and we soon felt the effects of the economic slowdown. Our business worsened as the recession grew, and the tragic events of September 11 caused the downturn to spiral even faster with additional spending reductions, more layoffs and cancellations of training programs. By year-end, there was a virtual halt to corporate spending on information technology training, and IT unemployment reached an historic high of 6%. All these factors combined to reduce annual same-location revenues by 5%.

For the year ended December 31, 2001, revenues were $160 million, compared to $143 million in 2000. Net income was $6.5 million, or $0.61 per diluted share, compared to $11 million, or $1.06 per diluted share, in 2000.

Given New Horizons past successes, it is disappointing and difficult to deliver negative financial performance. Be assured that through the challenges of 2001, we did not remain idle. As business softened, we addressed declining revenue with two rounds of cost reductions. We feel certain that we are in a temporary trough and remain confident in our business model, our marketing strategies and the long-term growth of the training market.

Some Positive News

New Horizons has consistently been an innovator, providing new and better ways to help companies and individuals grow and prosper through information technology training. During the past two decades, our quick-to-market product offerings and aggressive marketing and sales techniques have allowed us to become a market leader in our industry. In 2000, we announced a strategy to alter the training landscape. That strategy became New Horizons Integrated Learning. It was successfully launched in 2001 and will be the backbone of revenue growth in the future.

Integrated Learning combines our proven classroom learning with eLearning for the most comprehensive and flexible training available. Integrated Learning dramatically differentiates New Horizons from our competitors by offering three training methods with consistent content across all delivery methods. The three methods include our proven Classroom Learning, Online LIVE Learning which is real-time, instructor-facilitated, classrooms on the Web, and Online ANYTIME Learning which is self-paced, Web-based training for those who prefer a more independent training method. Customers may choose the method most appropriate for their needs or any combination of the three.

Our business is divided into two segments: technical training and end-user computer applications training. Of the two, technical training is the most strategic as it enhances the skills of the corporate IT professional who we are targeting as our long-term customer. In 2001, technical training became an even larger part of our product mix and now represents 57% of total revenue. Of particular interest, despite the downturn in the economy, network revenue in this segment grew 3% in 2001.

New Horizons geographic expansion continued with 40 new locations. We opened 18 International locations and 22 centers in North America. We remain confident in the strong growth potential of our International business. This increasingly important segment of our business grew by 15% in 2001. At year-end, centers outside North America constituted 41% of our network and 21% of our revenue.

New Product Offerings

New products and programs are vital to the growth of our company. Even without market drivers from new software rollouts, we launched new product offerings in 2001. These in-demand offerings included:

1. *Information Security:* Corporations around the world are focusing more time, attention and resources on the issues surrounding information security. To reach this burgeoning market, New Horizons initiated an Information Security Program. This vendor-neutral offering contains two certifications that focus on the foundation of network defense: firewalls and intruder detection.

2. *Convergent Technology:* Industry experts project that the convergent technology market place will be a huge growth area over the next five years. In anticipation of the training needs of this rapidly emerging market, New Horizons is now offering Certified in Convergent Network Technologies (CCNT) courses to prepare students for the CCNT exam.

3. *Cisco:* We aggressively launched Cisco training at many of our locations. This offering broadens our penetration of the IT community and allows us to reach a higher level of IT professional. Our Cisco course offerings provide instruction in internetworking concepts and prepares students to support Cisco networks and devices.

These product introductions reflect the topics of interest and the skill sets that are needed today for corporate IT staffs and IT professionals around the world.

We also unveiled a new Web site entitled YourITFuture.com. This comprehensive online resource enables both newcomers and IT professionals to research and plan how to start or grow their IT careers. Importantly, it was designed to attract, qualify and drive sales leads to our network.

Positioned For Growth

With 2001 behind us, we are unwaveringly optimistic about the future. Integrated Learning, with its blend of physical classrooms, virtual classrooms and Web-based courses, represents tremendous future growth and a competitive differentiation in the marketplace. By leveraging the size of our network and the breadth of our course offerings, we are strategically positioned to compete effectively with any classroom-based or eLearning competitor.

As we advance into 2002, we are market ready with the right mix of products and the right delivery methods to meet the training needs of corporate customers and IT professionals. We will expand our curricula and offer an even broader mix of products including "business skills" for IT professionals, including Leadership Skills and Project Management.

Prospects for continued international growth remain bright, as our brand becomes better known throughout the world. Increasingly, we will be seen as the global IT training provider.

New Horizons is the recognized leader in information technology training and we intend to not only maintain, but strengthen our leadership position. When challenged with the economic downturn, we continued to invest in building our network, adding new product offerings, and strengthening our sales ability. We positioned our company to grow market share and be prepared to leverage future opportunities in the IT training market. We will be relentless in our efforts to increase revenues and profit, and build shareholder value.

Thomas J. Bresnan

THOMAS J. BRESNAN
President and Chief Executive Officer

A CONVERSATION WITH THE MANAGEMENT TEAM OF NEW HORIZONS



BOB MCMILLAN

Q
A

Bob McMillan
Senior Vice President
Finance and Administration
Chief Financial Officer

The revenue mix of the company has changed over the past five years. What are your projections for the next five years?
We expect to see solid growth in most of our product lines, with advanced technical training growing faster than desktop applications and eLearning growing faster than our classroom learning offerings. The mix between our technical and applications training has changed dramatically in the past few years. In 1997, technical training was 32% of our revenue base, while in 2001 it was nearly 60%. We see this trend continuing. By 2006, technical training will likely account for nearly 80% of our revenue. The IT professionals who have many demands on their time are looking for more efficient ways to increase their knowledge. New Horizons Integrated Learning will provide them with greater flexibility for them to acquire the skills they need. We see, therefore, the revenue mix of eLearning growing from only a few percentage points in 2001 to between 20% and 30% of network revenue within the next five years.

From a financial perspective, what impact has the Integrated Learning initiative had on the Company's Balance Sheet?
We have proceeded with caution regarding our investment in Integrated Learning. We know that our eLearning offerings are going to play a more significant role in our annual revenue mix in the years to come, but we also recognize and remain confident that our instructor-led offerings will continue to garner a larger share of the corporate training dollars spent. With that caution in mind, we have invested $4 million to create the infrastructure necessary for our centers to offer students eLearning as part of our Integrated Learning strategy.

Martin Bean
Chief Operating Officer

Strategically, what does New Horizons have to do to maintain its leadership role in the next five years?
We believe our Integrated Learning strategy will define learning for years to come. We will develop technologies supporting this strategy that integrate the student experience with our business systems to facilitate better customer care and enhance our marketing efforts. Most importantly, we


INTEGRATED
combination.
or complete.

MARTIN BEAN

A great leadership team has the ability to keep a keen eye on the strategy and direction of the business, while at the same time knows and understands people.

Q
A

will continue to invest heavily in developing our greatest asset— our people who execute our business model every day.

It's been said that success is 10% strategy and 90% execution. We believe Integrated Learning is the winning strategy for the marketplace. We will focus intensely on executing this strategy and on our core business model that has driven us to the top of the industry thus far.

What makes a great leadership team?

A great leadership team must understand that the word "leadership" really means something. It means taking care of your various constituencies. We have to lead our employees. We have to be able to provide them with clear direction about where we want to take New Horizons in this very fast-paced technology landscape. More than ever before, a key driver must be our ability to clearly articulate our vision to our customers – a vision of integrated learning that blends classroom instruction with eLearning and enriching resources to deliver the essential skills for personal and organizational success.

A great leadership team has the ability to keep a keen eye on the strategy and direction of the business, while at the same time it knows and understands their customers' needs and the needs of its employees. These may seem like basic tenets, but, in all reality, not every one excels in these two distinct areas.

How will New Horizons continue to capture market share?

We are confident that New Horizons Integrated Learning will position us as the preferred vendor in the eyes of enterprise-level accounts, small and medium-sized businesses as well as individuals. Customers today want the ability to choose the type of training content and training delivery they need. We are the only organization that can offer our customers the ultimate in choice. If content is an issue, we offer topics that can take them from one end of the industry to the other. If flexibility is an issue, we have diverse learning resources that integrate the classroom and eLearning. If tracking a return-on-investment is a priority, we have our Integrated Learning Management system to streamline the management of an enterprise-wide training deployment. I challenge anybody to find an organization that can facilitate learning in an integrated learning world as effectively as New Horizons.



GENE LONGOBARDI

Combine this with our **extensive product offerings,** and we are able to offer our customers more courses, at more times, in more locations, than any other company in our industry.

Q
A

Gene Longobardi
Senior Vice President
North American Operations

What is your vision for the future of Integrated Learning?
The New Horizons Integrated Learning strategy took two years to develop before it was launched in the third quarter of 2001. Integrated Learning positions New Horizons as the only company in the industry that is able to meet the growing needs of every customer by offering fully integrated learning methods and resources for the best learning solutions available. In the classroom or over the Web, students can utilize any combination of our Classroom Learning with Online LIVE and Online ANYTIME Learning. Plus, we offer our customers many other learning resources and support services to assess their learning needs, reinforce their learning, and track and validate their knowledge.

The initial launch of Integrated Learning exceeded our expectations. The network embraced the strategy and, importantly, so did our customers. It is the right strategy. Through Integrated Learning, our centers can provide customers with the most convenient, flexible and cost-effective training in the industry.

How did New Horizons grow to become number one its industry?
Passion, drive and sheer determination. Our center owners, management teams, instructors and sales staff are incredibly passionate about our business. They are highly competitive and they follow our business model each and every day to build market share. Plus, the size and scope of our network and sales force exceeds all competitors and gives us the ability to serve a greater number of markets than any competitor. Combine this with our extensive product offerings, and we are able to offer our customers more courses, at more times, in more locations, than any other company in our industry.

In addition, we treat every customer contact as an opportunity to gain a customer for life. The people in our network are driven to win in the marketplace and dedicated to creating success for their customers.

Jess Hartmann
Vice President
Chief Information Officer

Technology is changing the face of the IT training industry. How has it changed New Horizons?
Significantly. It is difficult to explain the magnitude of change occurring at our company today. We don't look, act or behave like the

By integrating new product lines like Online **LIVE** and Online **ANYTIME** with our Classroom Learning, we are creating an offering that cannot be matched by our competition.


NEW HORIZONS INTEGRATED

JESS HARTMANN


KNOWLEDGE PATH

Q
A

same company we were a year ago. Many of these changes are influenced by technology and processes, but they are not caused by technology. We are using technology to address problems, create efficiencies, and work smarter. But mostly, we are using technology to provide a better educational experience for our customers. By integrating new product lines like Online LIVE and Online ANYTIME with our Classroom Learning, we are creating an offering that cannot be matched by our competition.

How will New Horizons stay ahead of the changes in IT education?
From a technology perspective, we have two major initiatives in place to ensure that New Horizons will stay ahead of the changes in this industry. The first is our Center Management System, which is a custom-designed back office system to help the management teams at the centers run their businesses more efficiently. This state-of-the-art system provides both seat management and CRM capabilities integrated into the one system. By having access to these two important data points in one system, our marketing team can quickly and easily develop and deploy marketing campaigns to help our centers better utilize classrooms and manage course schedules.

Our second initiative is our Integrated Learning Manager. This system is based on state-of-the-industry learning management system technology, has been customized to allow online booking of classroom seats and will immediately inform our account executives of customer requests and changes in status for improved customer service. The system also offers training managers immediate access to student transcripts, assessments and class information.

In the next couple of years, New Horizons will be considered the clear leader when it comes to establishing standards in the IT education industry. We're committed to listening to the market, remaining flexible and being able to change to better meet customer demands.

Mike Benvenuti
Senior Vice President
Company-Owned Locations

What are your top strategic imperatives in 2002 for company-owned locations?
We are very excited about the prospects for the company-owned training centers in 2002. In each of our locations, we have a dedicated team driving top-line revenue and an equally dedicated team

Our business model is the basis of our strength and provides the **foundation** for us to capture more local market share by offering our customers customized solutions.



Mike Benvenuti

Q
A

focused solely on providing the highest quality customer experience. We have developed solid business plans for each of our locations and we are continuing to build market share in all of our major properties. Additionally, we are aggressively pursuing the roll out of our Integrated Learning model to ensure that customers benefit from our blended product offering of classroom learning and eLearning. Lastly, we are expanding our focus on the consumer segment to leverage our infrastructure and meet the needs of students who are in a career transition.

As the economy starts to rebound, we have the talent, the plans, and the ability to reach the aggressive financial targets we have set forth for the coming year.

What will the company-owned locations management teams be focusing on to reach goals in 2002?
Execution and implementation. These may sound like popular buzzwords, but they are not. Our teams are focused day-in and day-out on execution and implementation. New Horizons has an incredible infrastructure already established. We have company-owned and franchised training centers around the globe. Due to this scope, we meet the needs of enterprise level accounts better than any other company in our business. We have a broad product offering, and we are continually adding new products into our mix to best meet new customer demand. If information security is not on the minds of every enterprise IT professional, it should be, and we are prepared to meet this demand with a solid offering today. And, we are now offering project management business skills for the IT professional. These, combined with many of our Microsoft and Cisco offerings, are what appeals to the high-end IT professional – an important market segment for us today and in the years ahead. We have the centers, we have the product offerings, we have the talent, and we are focused on execution and implementation. This is how we will strive to reach our goals in 2002.

Rob Shaw
Senior Vice President
International Operations

Many franchise companies attempt to expand beyond North America and few are successful. How has New Horizons been able to achieve such tremendous International growth in just a few years?
Information technology training is in great demand worldwide and will be for years to come.



Rob Shaw

We have enjoyed significant success in our International expansion, **surpassing** the $100 million milestone in annual International network revenues in 2001.

Q
A

We address this demand with a business model that is proven on all continents. Our business model is the basis of our strength and provides the foundation for us to capture more local market share by offering our customers customized solutions. The strength of our model allows us to pursue both master franchise and direct-unit franchise development. Our regional support personnel based in Amsterdam, Paris, Singapore, and Costa Rica, in addition to the staff at our Anaheim headquarters, demonstrate our commitment to our International franchisees.

Our International centers also benefit from our domestic centers' 20 years of experience. We have many success stories here in the United States and our International centers benefit from emulating these successful U.S.-based operations. We promote open dialog throughout the system and our International owners really do feel they are a part of the one global New Horizons network.

These factors, combined with our growing International brand awareness, deliver compelling advantages and benefits to customers and franchisees in virtually all markets – in both developed and developing countries – around the world. This positions us to attract very high caliber customers, franchisees and employees outside the U.S. and further fuels our exceptional International growth.

New Horizons is already in most major International markets. Where do you see the growth during the next five years?

We have enjoyed significant success in our International expansion, surpassing the $100 million milestone in annual International network revenues in 2001. We are, however, even more excited about the opportunities in front of us in the next five years. Our market share is growing in many International markets such as the UK, Germany, the Middle East and Japan, where the customers are just beginning to realize the benefits of the breadth of our training offerings and services. We will soon expand into more key markets in Brazil and China, with many more centers on the horizon. Industry experts state that 50% of the corporate IT training market is outside the United States. We are pleased that our International centers made up 23% of the system-wide revenue in the fourth quarter of 2001. As you can see, our future growth opportunities are tremendous.

Selected Graphs

Operating Income
In millions



$8.5
$14.8[2]
$18.1
$8.8
'98
'99
'00
'01

Net Income[1]
In millions



$5.9
$9.5[2]
$11.0
$4.6[3]
'98
'99
'00
'01

Earnings per Share[1]



$0.61
$0.94[2]
$1.06
$0.44[3]
'98
'99
'00
'01

Number of Locations



205
230
280
284
'98
'99
'00
'01

(1) From continuing operations.
(2) Exclusive of one-time charges for management system write-off and costs related to settlement of a franchise arbitration.
(3) Exclusive of non-recurring gains and one-time charge for loss on discontinued operations.

Selected Consolidated Financial Data

(Dollars in thousands, except per share)

	2001	2000	1999	1998	1997
Selected Consolidated Statements of Income Data					
Total revenues	$ 159,899	$ 142,698	$ 111,476	$ 72,629	$ 52,633
Cost of revenues	85,102	65,850	50,301	32,749	26,814
Selling, general and administrative expenses	65,999	58,752	46,407	31,354	23,368
Write-off of management system	—	—	3,338	—	—
Settlement of franchise arbitration	—	—	303	—	—
Operating income	8,798	18,096	11,127	8,526	2,451
Interest income	369	503	643	1,424	1,301
Interest expense	(1,450)	(318)	(354)	(255)	(469)
Non-recurring gains	2,683	—	—	—	—
Gain from release of certain franchise obligations	—	—	—	—	2,600
Income from continuing operations before income taxes	10,400	18,281	11,416	9,695	5,883
Provision for income taxes	3,520	7,312	4,153	3,813	2,269
Income from continuing operations	6,880	10,969	7,263	5,882	3,614
(Loss) income from discontinued operations	(426)	—	—	—	349
Net income	$ 6,454	$ 10,969	$ 7,263	$ 5,882	$ 3,963
Basic Earnings Per Share[1]					
Income per share from continuing operations	$ 0.68	$ 1.12	$ 0.76	$ 0.64	$ 0.41
(Loss) income per share from discontinued operations	(0.04)	—	—	—	0.04
Net income per share	$ 0.64	$ 1.12	$ 0.76	$ 0.64	$ 0.45
Diluted Earnings Per Share[1]					
Income per share from continuing operations	$ 0.65	$ 1.06	$ 0.72	$ 0.61	$ 0.40
(Loss) income per share from discontinued operations	(0.04)	—	—	—	0.04
Net income per share	$ 0.61	$ 1.06	$ 0.72	$ 0.61	$ 0.44

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997
Selected Consolidated Balance Sheet Data					
Working capital	$ 4,315	$ 983	$ 6,010	$ 20,951	$ 27,030
Total assets	160,160	122,726	105,084	86,746	66,571
Long term debt less current portion	24,067	—	6,730	267	1,516
Total stockholders' equity	99,904	88,621	72,677	61,569	49,056

(1) Per share amounts for 1998 and 1997 have been adjusted to reflect the five-for-four split of the Company's common stock effected June 8, 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share data)

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes and "SELECTED CONSOLIDATED FINANCIAL DATA" included elsewhere in this report.

General

The Company operates computer training centers in the United States and franchises computer training centers in the United States and abroad. Prior to 1997, the Company also operated an environmental remediation business. As a result of the completion of the sale of Handex Environmental, Inc. to ECB, Inc. in December 1996, the results of operations for the Company's environmental business segment have been classified as discontinued operations for all periods presented in the accompanying consolidated financial statements. The Company operates in two business segments: one operates wholly-owned computer training centers and the other supplies systems of instruction, sales, and management concepts concerning computer training and sells courseware to independent franchisees.

Corporate revenues are defined as revenues from company-owned training centers, initial franchise fees, and royalties from franchise operations. System-wide revenues are defined as total revenues from all centers, both company-owned and franchised. System-wide revenues are used to gauge the growth rate of the entire New Horizons training network.

Revenues from company-owned training centers operated by New Horizons consist primarily of training fees and fees derived from the sale of courseware material. Cost of revenues consists primarily of instructor costs, rent, utilities, classroom equipment, courseware costs, and computer hardware, software and peripheral expenses. Included in selling, general and administrative expenses are personnel costs associated with technical and facilities support, scheduling, training, accounting and finance, and sales.

Revenues from franchising consist primarily of initial franchise fees paid by franchisees for the purchase of specific franchise territories and franchise rights, training royalty and advertising fees based on a percentage of gross training revenues realized by the franchisees, percentage royalty fees received on the sale of courseware, revenue earned from the sale of third-party courseware to the franchisees through Nova Vista, a company established for the purpose of product procurement and sales to the franchises, and revenue earned from the Corporate Education Solutions (CES program), a program to service large corporate customers. Cost of revenues consists primarily of costs associated with courseware procurement and franchise support personnel who provide system guidelines and advice on daily operating issues including sales, marketing, instructor training, and general business problems. Included in selling, general and administrative expenses are technical support, accounting and finance support, CES support, advertising expenses, and franchise sales expenses.

Results of Operations 2001 Versus 2000

Revenues

Revenues for 2001 increased $17,201 to $159,899 or 12.1% over the $142,698 realized in 2000. The increase in revenues was attributable to higher revenues from the sale of Microsoft official curriculum and student learning guides by Nova Vista and the acquisition of the Indianapolis, Indiana and Atlanta, Georgia franchises in 2001.

Revenues at company-owned centers increased 6.3% to $118,336 from $111,319 in 2000. The increase was primarily attributable to the acquisition of the Indianapolis and Atlanta franchises.

In the Company's franchising segment, royalty fees for 2001 were $22,415, down 5.1% from the 2000 total of $23,609. The decrease was principally due to revenue reduction at locations open more than one year, resulting primarily from the effect of the downturn in the domestic economy, the acquisition of the Atlanta and Indianapolis franchises, and franchise closures in 2001. The reduction was partially offset by new centers opened in 2001. Franchise fees for 2001 were $1,167, down 46.7% from the 2000 total of $2,191. At the end of 2001, there were 257 franchise locations in operation, up 1.2% over the 254 in operation at the end of 2000. One hundred forty locations operate in the United States and Canada while 117 operate in 44 other countries around the world. Other franchising revenues for 2001 increased $12,402, up 222% from the 2000 total of $5,579. The increase was due mainly to higher revenues from the sale of Microsoft official curriculum and student learning guides by Nova Vista.

System-wide revenues, which are defined as revenues from all centers, both company-owned and franchised, decreased to $511,814 in 2001, down 3.5% from $530,272 in 2000.

Cost of Revenues

Cost of revenues increased $19,252 or 29.2% for 2001 compared to 2000. As a percentage of revenues, cost of revenues increased to 53.2% for 2001 from 46.1% in 2000. The increase in cost of revenues in absolute dollars was primarily due to the acquisition of the Indianapolis and Atlanta franchises in 2001 and the significant increase in the sale of courseware to the franchises. The increase as a percentage of revenue resulted from a reduction in revenue in the company-owned centers owned at the beginning of the year and the increase in the sale of courseware, which is at a lower gross margin.

New Horizons derives revenue from the sale of courseware to its franchises through Nova Vista. The revenues earned from this category increased substantially in 2001 as a result of new products being offered to the Company's franchises in 2001. The new courseware products in 2001 included Microsoft Official Curriculum, used in technical training classes, learning guides, used primarily in applications classes, and Online LIVE and Online ANYTIME products. These products added approximately $9.7 million in revenue in 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $7,247 or 12.3% for 2001 compared to 2000. As a percentage of revenues, selling, general and administrative expenses rose to 41.3% for 2001 from 41.2% for 2000. The increase in absolute dollars for selling, general and administrative expenses was due primarily to the acquisition of the Indianapolis and Atlanta franchises in 2001. Selling, general and administrative expense as a percentage of revenues remained relatively the same.

Interest Income (Expense)

Interest income for 2001 decreased $134 or 26.6% to $369 compared with $503 in 2000. As a percentage of revenues, interest income decreased to 0.2% for 2001 from 0.4% for 2000.

Interest expense increased $1,132 to $1,450 for 2001 or 356% compared to $318 in 2000. As a percentage of revenues, interest expense was 0.9% in 2001 and 0.2% in 2000. The increase in interest expense in absolute dollars was due to higher outstanding debt in 2001 as compared to 2000.

Income Taxes

The provision for income taxes as a percentage of income before income taxes was 33.8% for 2001 compared to 40.0% for 2000. The decrease in the effective tax rate was due principally to the tax treatment of certain non-recurring gains recorded in 2001 (See Note 6).

Results of Operations 2000 Versus 1999

Revenues

Revenues for 2000 increased $31,222 to $142,698 or 28.0% over the $111,476 realized in 1999. The increase in revenues was attributable to significant growth in royalties and the inclusion of the Albuquerque, New Mexico, Charlotte, North Carolina, Sacramento and Stockton, California, San Antonio, Texas, and Denver, Colorado centers for a full year in 2000.

Revenues at company-owned centers increased 28.7% to $111,319 from $86,520 in 1999. The increase was primarily attributable to increased revenues at the New York and Chicago centers and the acquisition of the Albuquerque, Charlotte, Sacramento, Stockton, San Antonio, and Denver franchises.

In the Company's franchising segment, royalty fees for 2000 were $23,609, up 20.9% over the 1999 total of $19,532. The increase was principally due to a 17.8% revenue increase at locations open more than one year and the addition of 50 franchise locations during the year. Franchise fees for 2000 were $2,191, down 15.9% from the 1999 total of $2,606. At the end of 2000, there were 254 franchise locations in operation, up 24.5% over the 204 in operation at the end of 1999. One hundred thirty eight locations operate in the United States and Canada while 116 operate in 42 other countries around the world. Other franchising revenues for 2000 increased $2,761, up 98.0% from the 1999 total of $2,818. The increase was due mainly to higher revenues from the sale of NHIPP and A+ certification products by Nova Vista.

System-wide revenues, which are defined as revenues from all centers, both company-owned and franchised, increased to $530,272 at the end of 2000, up 21.9% from $435,124 in 1999.

Cost of Revenues

Cost of revenues increased $15,549 or 30.9% for 2000 compared to 1999. As a percentage of revenues, cost of revenues increased to 46.1% for 2000 from 45.1% in 1999. The increase in cost of revenues in absolute dollars was primarily due to the inclusion of the Albuquerque, Charlotte, Sacramento, Stockton, San Antonio, and Denver centers for a full year. The increase as a percentage of revenue resulted from lower revenue growth in the company-owned centers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $12,345 or 26.6% for 2000 compared to 1999. As a percentage of revenues, selling, general and administrative expenses declined to 41.2% for 2000 from 41.6% for 1999. The increase in absolute dollars for selling, general and administrative expenses was due primarily to the inclusion of the Albuquerque, Charlotte, Sacramento, Stockton, San Antonio, and Denver centers for a full year in 2000. The decrease in selling, general and administrative expense as a percentage of revenues was principally due to the significant growth in revenues and control of the addition of non-revenue producing employees.

Interest Income (Expense)

Interest income for 2000 decreased $140 or 21.8% to $503 compared with $643 in 1999. As a percentage of revenues, interest income decreased to 0.4% for 2000 from 0.6% for 1999. The Company did not earn any tax-free income in 2000 and earned $137 in 1999.

Interest expense decreased $36 to $318 for 2000 or 10.2% compared to $354 in 1999. As a percentage of revenues, interest expense was 0.2% in 2000 and 0.3% in 1999. The decrease in interest expense in absolute dollars was due to lower outstanding debt in 2000 as compared to 1999.

Income Taxes

The provision for income taxes as a percentage of income before income taxes was 40.0% for 2000 compared to 36.4% for 1999. The increase in the effective tax rate was due principally to the decrease of foreign tax credits and state enterprise zone tax credits.

Liquidity and Capital Resources

As of December 31, 2001, the Company's current ratio was 1.1 to 1, working capital was $4,315, and its cash and cash equivalents totaled $6,077. Working capital as of December 31, 2001, reflected an increase of $3,332 from $983 as of December 31, 2000. The increase was due principally to net income earned for the year and proceeds from long-term debt borrowings.

Cash provided by operating activities was $13,338, a decrease of $14,471 compared to 2000. The decrease was primarily due to a decrease of $4,515 in net income and the cash flow effect of the decrease in other current liabilities of $5,148 and income taxes payable of $4,873.

In 2001 cash used by investing activities increased by $18,695 to $38,496. This was due primarily to a $13,577 increase in cash paid for companies acquired in 2001 and previously acquired companies that met certain operating performance targets and an increase in additions to property, plant and equipment of $5,117.

On April 25, 2001 the Company executed a credit agreement with a commercial bank group providing a revolving credit facility of up to $65 million. On January 31, 2002 the Company and the bank group executed an amendment to the credit agreement that had the following terms and conditions: (1) $25 million of the outstanding balance was converted to a term loan with a maturity of January 31, 2004 with principal payments of $1.25 million in 2002 and $3.5 million in 2003, (2) a revolving line of credit of up to $5 million limited to 15% of outstanding accounts receivable, (3) an interest rate equal to the bank's prime rate of interest plus 1.5% until the Company has sustained $4 million in EBITDA for two consecutive quarters at which time the interest rate will be at the Company's option between LIBOR plus an applicable margin or the bank's prime rate plus an applicable margin, with the applicable margin, ranging from 2.50% to 3.75% for LIBOR and 0.75% to 2.125% for the bank's prime rate, dependant upon the leverage ratio of the Company, (4) the mandatory repayment against the term loan of the proceeds, if any, from the sale of the Santa Ana land, (5) a prohibition from engaging in any acquisitions unless the acquisition is funded exclusively with the proceeds of equity or subordinated debt, and (6) a requirement for the Company to meet various financial covenants, including minimum monthly and quarterly EBITDA, maximum leverage ratio, minimum fixed charge coverage ratio, maximum capital expenditures, and maximum earnout payment ratio. The amendment also waived the December 31, 2001 non-compliance with the fixed charge coverage ratio. With this new amendment the availability under the credit facility was $2.9 million as of January 31, 2002. Barring any unanticipated decline in operating results, the Company expects to remain in compliance with the covenants of its credit agreement through 2002.

The nature of the information technology and training industry requires substantial cash commitments for the purchase of computer equipment, software, and training facilities. During 2001 New Horizons spent approximately $13.8 million on capital items. Capital expenditures for 2002 are expected to total approximately $6 million.

On October 2, 1998, the Company purchased 8.3 acres of undeveloped land in Santa Ana, California for approximately $5.1 million. At December 31, 2001 the land held in Santa Ana is in escrow for a selling price in excess of its carrying value. However, there can be no assurances that such sale will be consummated.

Management believes that its current working capital position and cash flows from operations, along with its credit facility, will be adequate to support its current and anticipated capital and operating expenditures and its strategies to grow its computer training business.

Impact of Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized into results of operations, but instead will be tested at least annually for impairment and written down when impaired. The Company will adopt the provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 effective January 2002. However, SFAS No. 141 was immediately applicable to any goodwill and intangible assets the Company acquired after June 30, 2001. Goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment annually and also in the event of an impairment indicator. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 as of January 1, 2002 and has begun to test goodwill for impairment under the new rules, applying a fair-value-based test. The Company expects that the adoption of SFAS No. 142 will increase operating income through the reduction of amortization expense by approximately $3.7 million on an annual basis.

SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on its results of operations or financial position and will adopt such standards on January 1, 2003, as required.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company's adoption of SFAS No. 133 effective January 1, 2001 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk related to changes in interest rates. A discussion of the Company's accounting policies for financial instruments and further disclosures relating to financial instruments are included in the Notes to Consolidated Financial Statements. The Company monitors the risks associated with interest rates and financial instrument positions.

The Company's primary interest rate risk exposure results from floating rate debt on its bank line of credit. At December 31, 2001, most of the Company's total bank debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1.0%) from December 31, 2001 rates, and assuming no changes in bank debt from the December 31, 2001 levels, the additional annual expense would be approximately $253 on a pre-tax basis. The Company currently does not hedge its exposure to floating interest rate risk.

The Company's risk related to foreign currency exchange rates is not material.

Independent Auditors' Report

The Board of Directors and Stockholders
New Horizons Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of New Horizons Worldwide, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New Horizons Worldwide, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Costa Mesa, California
February 27, 2002

Consolidated Balance Sheets

December 31, 2001 and December 31, 2000

(Dollars in thousands, except share data)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 6,077	$ 5,515
Accounts receivable, less allowance for doubtful accounts of $829 in 2001 and $717 in 2000 (Note 2)	20,814	21,329
Inventories	1,517	1,362
Prepaid expenses	2,178	1,932
Refundable income taxes	2,057	—
Deferred income tax assets (Note 7)	2,906	2,796
Other current assets (Note 8)	1,680	469
Total current assets	37,229	33,403
Property, plant and equipment, net (Note 4)	20,046	13,094
Land held for disposition (Note 4)	5,099	5,099
Excess of cost over net assets of acquired companies, net of accumulated amortization of $9,453 in 2001 and $5,830 in 2000 (Note 13)	93,626	67,234
Cash surrender value of life insurance	1,131	1,100
Other assets (Note 8)	3,029	2,796
Total Assets	$160,160	$122,726
Liabilities & Stockholders' Equity		
Current liabilities:		
Notes payable and current portion of long-term debt (Note 3)	$ 1,665	$ 103
Accounts payable	3,277	3,215
Deferred revenue	9,895	10,120
Income taxes payable (Note 7)	—	1,600
Other current liabilities (Note 9)	18,077	17,382
Total current liabilities	32,914	32,420
Long-term debt, excluding current portion (Note 3)	24,067	—
Deferred income tax liability (Note 7)	2,195	849
Deferred rent (Note 12)	1,080	833
Other long-term liabilities	—	3
Total liabilities	60,256	34,105
Commitments and contingencies (Note 12)	—	—
Stockholders' equity (Note 11):		
Preferred stock without par value, 2,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 20,000,000 shares authorized; issued and outstanding 10,397,257 shares in 2001 and 10,083,038 shares in 2000	104	101
Additional paid-in capital	46,895	42,069
Retained earnings	54,203	47,749
Treasury stock at cost - 185,000 shares in 2001 and 2000	(1,298)	(1,298)
Total stockholders' equity	99,904	88,621
Total Liabilities & Stockholders' Equity	$160,160	$122,726

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31, 2001, December 31, 2000 and December 31, 1999

(Dollars in thousands, except per share)	2001	2000	1999
Revenues			
Franchising			
Franchise fees	$ 1,167	$ 2,191	$ 2,606
Royalties	22,415	23,609	19,532
Courseware sales and other	17,981	5,579	2,818
Total franchising revenues	41,563	31,379	24,956
Company-owned training centers	118,336	111,319	86,520
Total revenues	159,899	142,698	111,476
Cost of revenues	85,102	65,850	50,301
Selling, general and administrative expenses	65,999	58,752	46,407
Write-off of management system (Note 5)	—	—	3,338
Settlement of franchise arbitration (Note 5)	—	—	303
Operating income	8,798	18,096	11,127
Interest income	369	503	643
Interest expense	(1,450)	(318)	(354)
Non-recurring gains (Note 6)	2,683	—	—
Income from continuing operations before income taxes	10,400	18,281	11,416
Provision for income taxes (Note 7)	3,520	7,312	4,153
Income from continiuing operations	6,880	10,969	7,263
Loss from discontinued operations, net of applicable taxes of $285 (Note 6)	(426)	—	—
Net income	$ 6,454	$ 10,969	$ 7,263
Basic Earnings Per Share			
Income per share from continuing operations	$ 0.68	1.12	0.76
Loss per share from discontinued operations	(0.04)	—	—
Net income per share	$ 0.64	$ 1.12	$ 0.76
Diluted Earnings Per Share			
Income per share from continuing operations	$ 0.65	1.06	0.72
Loss per share from discontinued operations	(0.04)	—	—
Net income per share	$ 0.61	$ 1.06	$ 0.72

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2001, December 31, 2000, and December 31, 1999

(Dollars in thousands)	2001	2000	1999
Net income	$6,454	$10,969	$ 7,263
Other comprehensive income –			
Reclassification adjustment for gains included in net income	—	—	(53)
Comprehensive income	$6,454	$10,969	$ 7,210

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, December 31, 2000, and December 31, 1999

(In thousands)	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Stockholders' equity
Balance at January 1, 1999	9,558	$ 95	$ 33,202	$ 29,517	$(1,298)	$ 53	$ 61,569
Issuance of common stock from exercise of stock options	8	—	75	—	—	—	75
Income tax benefit from the exercise of stock options	—	—	18	—	—	—	18
Issuance of common stock for acquisitions	223	2	3,665	—	—	—	3,667
Compensatory warrant grants	—	—	138	—	—	—	138
Other comprehensive income	—	—	—	—	—	(53)	(53)
Net income	—	—	—	7,263	—	—	7,263
Balance at December 31, 1999	9,789	97	37,098	36,780	(1,298)	—	72,677
Issuance of common stock from exercise of stock options	149	2	1,577	—	—	—	1,579
Income tax benefit from the exercise of stock options	—	—	544	—	—	—	544
Issuance of common stock for acquisitions	145	2	2,850	—	—	—	2,852
Net income	—	—	—	10,969	—	—	10,969
Balance at December 31, 2000	10,083	101	42,069	47,749	(1,298)	—	88,621
Issuance of common stock from exercise of stock options	8	—	94	—	—	—	94
Income tax benefit from the exercise of stock options	—	—	10	—	—	—	10
Issuance of common stock for acquisitions	306	3	4,722	—	—	—	4,725
Net income	—	—	—	6,454	—	—	6,454
Balance at December 31, 2001	10,397	$ 104	$ 46,895	$ 54,203	$(1,298)	$ —	$ 99,904

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, December 31, 2000, and December 31, 1999

(Dollars in thousands)	2001	2000	1999
Cash flows from operating activities			
Net income	$ 6,454	$ 10,969	$ 7,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,055	7,711	6,074
Write-off of management system (Note 5)	—	—	2,860
Deferred income taxes	1,236	(256)	(470)
Stock-based compensation	—	—	138
Cash provided (used) from the change in (net of effects of acquisitions):			
Accounts receivable	2,373	(338)	(1,689)
Inventories	32	(136)	(113)
Prepaid expenses and other assets	(1,633)	691	(921)
Accounts payable	(514)	1,060	(590)
Deferred revenue	(2,222)	1,802	1,523
Other current liabilities	(16)	5,132	(1,885)
Income taxes payable	(3,647)	1,226	582
Deferred rent	220	(52)	121
Net cash provided by operating activities	13,338	27,809	12,893
Cash flows from investing activities			
Purchase of marketable securities	—	—	(279)
Redemption of marketable securities	—	—	16,100
Cash surrender value of life insurance	(31)	(30)	(207)
Additions to property, plant and equipment	(13,814)	(8,697)	(6,748)
Cash paid for acquired companies, net of cash acquired (Note 13)	(20,629)	—	(26,034)
Cash paid for previous acquisitions (Note 13)	(4,022)	(11,074)	(2,336)
Net cash used by investing activities	(38,496)	(19,801)	(19,504)
Cash flows from financing activities			
Proceeds from issuance of common stock	94	1,579	75
Proceeds from debt obligations	61,734	4,480	12,906
Principal payments on debt obligations	(36,108)	(11,420)	(10,375)
Net cash provided (used) by financing activities	25,720	(5,361)	2,606
Net increase (decrease) in cash and cash equivalents	562	2,647	(4,005)
Cash and cash equivalents at beginning of year	5,515	2,868	6,873
Cash and cash equivalents at end of year	$ 6,077	$ 5,515	$ 2,868
Supplemental disclosure of cash flow information			
Cash was paid for:			
Interest	$ 1,181	$ 282	$ 339
Income taxes	$ 5,663	$ 5,589	$ 4,091
Supplemental disclosure of non-cash transactions			
Non-cash investing and financing activities –			
Income tax benefit from exercise of stock options	$ 10	$ 544	$ 18

The Company completed two acquisitions in 2001, none in 2000 and six in 1999 summarized as follows (Note 13):

Fair value of assets acquired	$ 25,712	$ —	$ 34,076
Short-term debt and other obligations incurred	—	—	(921)
Value of stock issued	(1,652)	—	(2,983)
Cash paid, net of cash acquired	(20,629)	—	(26,034)
Liabilities assumed	$ 3,431	$ —	$ 4,138

During the year ended December 31, 2001, the Company issued common stock with a value of $3,073 as additional consideration for previous acquisitions.

Notes to Consolidated Financial Statements

December 31, 2001, December 31, 2000, and December 31, 1999

(Dollars in thousands, except per share data)

Note 1. Organizations and Summary of Significant Accounting Policies

Nature of Operations

New Horizons Worldwide, Inc. (New Horizons or the Company) owns and franchises computer training centers. The Company's training centers provide application software and technical certification training to a wide range of individuals and employer-sponsored individuals from national and international public and private corporations, service organizations and government agencies. In addition, the Company also offers courseware for sale to its franchisees. As of December 31, 2001, the Company and its franchisees delivered training in 27 company-owned and 257 franchised locations in 46 countries around the world.

Principles of Consolidation

The consolidated financial statements include the accounts of New Horizons Worldwide, Inc. and its subsidiaries, all of which are wholly owned. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Franchise Sales

The terms of a typical franchise agreement allow for the sale of individual franchises to operators of computer learning centers for an initial fee. The initial fees are $25, $50 or $75 depending on the estimated number of personal computers within a given territory. Operators of existing computer training centers receive a 20% reduction in the initial fee as a conversion allowance. Additionally, franchisees are assessed the following fees, among other fees, as defined by the franchise agreement:

a. Continuing Monthly Royalty

The fee amount is equal to the greater of 3% to 6% of gross revenues or certain minimums as defined depending on the size of the territory. Amounts commence accruing on the effective date of the franchise agreement for new operators and in the sixth month after the effective date of the franchise agreement for operators converting their existing computer learning center to a New Horizons.

b. Course Material and Computer-Based Training Products Royalty

The fee amount is equal to 9% of gross revenues from course materials and proprietary computer-based training products sold to third parties.

c. Marketing and Advertising Fee

The fee amount is equal to 1% of gross revenues for franchisees in the United States and Canada and 0.2% for international franchisees who elect to participate. Amounts commence accruing on the date the franchise commences operation of the franchise business.

Courseware Sales

New Horizons derives revenue from the sale of courseware to its franchisees through Nova Vista, its product procurement company. The revenues earned from this category increased substantially in 2001 as a result of new products being offered to the Company's franchisees in 2001. The new courseware products in 2001 included Microsoft Official Curriculum, used in technical training classes, learning guides, used primarily in applications classes, and Online LIVE and Online ANYTIME products. These products added approximately $9.7 million in revenue in 2001.

Revenue Recognition

Instructor-led Classes

The Company offers a wide range of instructor-led learning programs to public and private corporations, service organizations, government agencies and municipalities, as well as to individual students. The instructor-led learning programs allow the students to choose from several learning options as described below:

Club memberships – The club allows the club member to attend as many classes as they choose over a finite period of time for a fixed price.

Training vouchers – Training vouchers allow the customer the right to send one attendee per voucher to a New Horizons class over a period of one year for a fixed price.

Technical certification programs – The Company offers technical certification programs whereby its customers can attend the classes necessary to allow them to pass the required tests to reach a specific certification.

Other – The Company offers a variety of other training classes to individual students at a fixed price per class.

The Company recognizes revenues from these programs on a ratable basis over the duration of the respective programs based upon the estimated number of classes the students will attend. The Company's estimates of student attendance have been derived from historical experience over a period of several years in which the learning programs have been in place. Where the Company has less than a minimum of two years of historical experience, revenues are recognized on a straight-line basis over the duration of the programs. The Company adjusts its revenue recognition rates upon changes in historical experience. Although such adjustments have not been significant in the past, there can be no assurances they will continue to be insignificant in the future.

eLearning Training

In 2001 the Company introduced its eLearning products, Online LIVE and Online ANYTIME. Online LIVE is synchronous, interactive "virtual classrooms" featuring instructor-facilitated classes delivered over the Internet. If a student is not satisfied with an Online LIVE class, the student has the option of retaking the Online LIVE class led by a different instructor, at no charge, or may choose to attend an instructor-led class at no charge. Revenue is recognized for Online LIVE as the classes are delivered. Student retakes from Online LIVE classes have not been significant.

Online ANYTIME is asynchronous instruction, identical in content to the classroom instruction, but self-paced training delivered over the Internet for one year. Revenue is recognized for Online ANYTIME on a straight-line basis over one year. There is, as yet, no historical experience for Online ANYTIME to provide a revenue recognition policy that more closely matches the delivery of the training.

Franchise Fees

A unit franchisee is charged an initial franchise fee upon execution of the Franchise Agreement which is not refundable under any circumstances. This fee is recognized upon the franchisees' completion of two weeks of initial franchise training at the Company's operating headquarters in Anaheim, California. The information, assistance, and materials provided during this training session represent the substantial obligations of the Company to the franchisee.

A master franchise fee provides international franchisees with the right to award subfranchises to other parties within a particular region. It is payable upon execution of the Franchise Agreement and is not refundable under any circumstances. This fee is based upon the expected number of subfranchises to be sold. The master franchise fee is earned ratably as the subfranchises are sold.

Franchise Royalties

The Company receives monthly continuing royalties from unit franchisees, a percentage of royalties from master franchisees that they receive from their subfranchisees, and a course materials and proprietary computer-based training products surcharge. These royalties are recognized in the month in which the franchisee generates the related revenue.

Corporate Education Solutions (CES) Program Fees

The Company facilitates training within its franchise network for large organizations that have locations and training needs throughout the world. The Company earns revenue, derived as a percentage of the training business, as the training is delivered.

Inventories

Inventories are stated at the lower of cost or market. Inventory costs are determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, using the straight-line method as follows:

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Useful life or term of lease, if shorter

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

When options granted under the Company's stock option plans are exercised, the Company receives a tax deduction related to the difference between the market value of its common stock at the date of exercise and the sum of the exercise price and any compensation expense recognized for financial reporting purposes. The tax benefit resulting from this tax deduction is reflected as a decrease in the Company's income tax liability and an increase to additional paid-in capital.

Intangibles and Other Long-Lived Assets

The excess of cost over net assets acquired is being amortized on a straight-line basis over periods ranging from 25 to 40 years. The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has periodically reviewed the carrying value of long-lived assets on an undiscounted cash flow basis to determine whether impairment to such value has occurred. Management has concluded that there was no impairment of its intangibles or other long-lived assets at December 31, 2001.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company's credit risk on trade receivables is diversified over a wide geographic area and many customers. Ongoing customer credit evaluations are performed with respect to the Company's trade receivables and collateral is generally not required to be provided by the customer.

Earnings Per Share

The Company calculates earnings per share (EPS) pursuant to (SFAS) No. 128 "Earnings Per Share." The computation of Basic EPS is based on the weighted average number of shares outstanding during each year. The computation of Diluted EPS is based upon the weighted average number of shares outstanding, plus the shares that would be outstanding assuming the exercise of all outstanding options and warrants, computed using the treasury stock method. Dilutive options and warrants are not considered in the calculation of net loss per share.

The weighted average number of shares outstanding used in determining Basic EPS was 10,106,653 in 2001, 9,778,672 in 2000, and 9,521,621 in 1999. The weighted average number of shares outstanding used in determining Diluted EPS was 10,508,519 in 2001, 10,327,827 in 2000, and 10,021,991 in 1999. The difference between the shares used for calculating Basic and Diluted EPS relates to common stock equivalents consisting of stock options and warrants outstanding during the respective periods.

During 1999 the Company's Board of Directors approved a five-for-four split of the Company's common stock. This split was effected on June 8, 1999 for shareholders of record on May 18, 1999. All per share and share information has been restated to reflect this stock split.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for employee stock-based compensation. The Company adopted the pro forma and other disclosure requirements of SFAS No. 123, which requires presentation of the pro forma effect of the fair-value based method on net income and net income per share in the financial statement footnotes (See Note 11).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's consolidated balance sheets include the following financial instruments: trade accounts receivable, trade accounts payable, notes receivable, and long-term debt. The Company considers the carrying amounts in the financial statements to approximate fair value of these financial instruments due to the relatively short period of time between the origination of the instruments and their expected realization. The interest rates on notes receivable and long-term debt approximate current market rates.

Deferred Finance Costs

Deferred finance costs, which total $876 at December 31, 2001, are included in other assets and are amortized to interest expense over the life of the respective finance agreement.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized into results of operations, but instead will be tested at least annually for impairment and written down when impaired. The Company will adopt the provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 effective January 2002. However, SFAS No. 141 was immediately applicable to any goodwill and intangible assets the Company acquired after June 30, 2001. Goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment annually and also in the event of an impairment indicator. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 as of January 1, 2002 and has begun to test goodwill for impairment under the new rules, applying a fair-value-based test. The Company expects that the adoption of SFAS No. 142 will increase operating income through the reduction of amortization expense by approximately $3.7 million on an annual basis.

SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on its results of operations or financial position and will adopt such standards on January 1, 2003, as required.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company's adoption of SFAS No. 133 effective January 1, 2001 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

Reclassification

Certain items on the 2000 and 1999 consolidated statements have been reclassified to conform to the 2001 presentation.

Note 2. Allowance for Doubtful Accounts

Allowance for doubtful accounts includes the following:

	2001	2000	1999
Balance, beginning of year	$ 717	$ 943	$ 927
Provisions	419	203	169
Deductions	(307)	(429)	(153)
Balance, end of year	$ 829	$ 717	$ 943

Note 3. Long-Term Obligations

The Company's debt and capital lease obligations are as follows:

	2001	2000
Term loan with bank	$ 25,300	$ —
Note payable to a former franchisee pursuant to a franchise acquisition at 7% interest rate, to be paid September, 2002	407	—
Amounts due under capital leases with effective interest rates ranging from 8.5% to 14.6% per annum (Note 12)	25	103
	25,732	103
Less: Current portion of notes payable and long-term debt	(1,665)	(103)
	$ 24,067	$ —

On April 25, 2001 the Company executed a credit agreement with a commercial bank group providing a revolving credit facility of up to $65 million. On January 31, 2002 the Company and the bank group executed an amendment to the credit agreement that had the following terms and conditions: (1) $25 million of the outstanding balance was converted to a term loan with a maturity of January 31, 2004 with principal payments of $1.25 million in 2002 and $3.5 million in 2003, (2) a revolving line of credit of up to $5 million limited to 15% of outstanding accounts receivable, (3) an interest rate equal to the bank's prime rate of interest plus 1.5% until the Company has sustained $4 million in EBITDA for two consecutive quarters at which time the interest rate will be at the Company's option between LIBOR plus an applicable margin or the bank's prime rate plus an applicable margin, with the applicable margin, ranging from 2.50% to 3.75% for LIBOR and 0.75% to 2.125% for the bank's prime rate, dependant upon the leverage ratio of the Company, (4) the mandatory repayment against the term loan of the proceeds, if any, from the sale of the Santa Ana land, (5) a prohibition from engaging in any acquisitions unless the acquisition is funded exclusively with the proceeds of equity or subordinated debt, and (6) a requirement for Company to meet various financial covenants, including minimum monthly and quarterly EBITDA, maximum leverage ratio, minimum fixed charge coverage ratio, maximum capital expenditures, and maximum earnout payment ratio. The amendment also waived the December 31, 2001 non-compliance with the fixed charge coverage ratio. The Company was in compliance with all other debt covenants as of December 31, 2001. With this new amendment the availability under the credit facility was $2.9 million as of January 31, 2001.

The following is a summary of future payments required under the above obligations:

2002	$ 1,665
2003	3,505
2004	20,562
	$ 25,732

Note 4. Property, Plant and Equipment

The components of property, plant and equipment are summarized below:

	2001	2000
Leasehold improvements	$ 5,362	$ 2,857
Equipment and software	32,222	21,953
Furniture and fixtures	7,312	4,914
Construction-in-progress	—	3,474
	44,896	33,198
Less accumulated depreciation and amortization	(24,850)	(20,104)
	$ 20,046	$ 13,094

Included in the Company's property, plant and equipment are equipment and leasehold improvements under capital leases amounting to $9 (2001) and $125 (2000), net of accumulated depreciation of $5,426 (2001) and $4,850 (2000).

Land held for disposition

On October 2, 1998, the Company purchased 8.3 acres of undeveloped land in Santa Ana, California for approximately $5.1 million. The Company had intended to construct a building on the land that would serve as the world headquarters. Instead, the Company has relocated its world headquarters and the Santa Ana training facility to Anaheim, California in 2001. At December 31, 2001 the land is in escrow for a selling price in excess of its carrying value. However, there can be no assurances that such sale will be consummated.

Note 5. Write-Off of Management System and Settlement of Franchise Arbitration

In the fourth quarter of 1999 the Company decided to discontinue the development of its proprietary training center management system and, accordingly, recorded a charge of $3,338 comprised primarily of capitalized development costs.

During the year ended December 31, 1999, the Company settled a dispute with a previously terminated master franchisee resulting in a charge of $303, which is included in the accompanying statements of income.

Note 6. Non-Recurring Gains (Losses)

In December 1996, the Company sold its environmental remediation business segment and received, as partial consideration for such business, an interest in a joint venture in the form of a right to a portion of the proceeds from a future sale of such venture. In July 2001, the Company recorded a gain of $1,203, representing its portion of the proceeds from the subsequent sale of the joint venture.

For the year ended December 31, 2001, the Company recorded a non-recurring gain of $1,480 resulting from the net increase in the carrying value of certain assets received as consideration from the sale of its environmental remediation business in 1996. Such increase was realized substantially in the form of cash received in November 2001.

The Company recorded a net loss from discontinued operations of $426 to increase its estimated costs to resolve certain environmental liabilities retained from the sale of its environmental remediation business in 1996. The aggregate liability of $1,055 is included in other liabilities at December 31, 2001.

Note 7. Income Taxes

Income tax expense for the periods below differs from the amounts computed by applying the United States federal income tax rate of 35% to the pretax income as a result of the following:

	2001	2000	1999
Computed "expected" tax expense	$3,640	$6,398	$3,996
Amortization of excess of cost over net assets acquired	147	72	63
State and local tax expense, net of federal income tax effect	577	1,016	494
Interest income from tax-free investments	—	—	(48)
Discontinued operations	(841)	—	—
Other	(3)	(174)	(352)
Income tax expense	$3,520	$7,312	$4,153
Effective rates	33.8%	40.0%	36.4%
Income tax expense consists of:			
Federal:			
Current	$ 693	$5,388	$3,258
Deferred	1,215	(256)	(389)
State and local:			
Current	439	1,563	783
Deferred	449	—	(81)
Foreign	724	617	582
Income Tax Expense	$3,520	$7,312	$4,153

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000, are presented below:

	2001	2000
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 709	$ 897
Reserve for uninsured losses and litigation	422	280
Accrued expenses	865	1,383
Property, plant and equipment, principally due to differences in depreciation	1,095	1,292
Foreign Tax Credit carryforward	744	—
Deferred revenue	387	359
Other	166	65
	4,388	4,276
Deferred tax liabilities:		
Excess of cost over net assets of acquired companies	3,457	2,206
Other	220	123
	3,677	2,329
Net deferred income taxes	$ 711	$1,947

Note 8. Other Assets

Other assets consist of:

	2001	2000
Notes receivable from officers	$1,470	$1,385
Notes receivable from ECB, Inc.	758	2,933
Bank credit agreement costs	689	—
Notes receivable from franchisees	654	—
Other	1,138	1,907
Valuation reserves	—	(2,960)
	4,709	3,265
Less: Current portion of notes receivable	(1,680)	(469)
	$3,029	$2,796

Included in other assets are long-term notes receivable from officers of the Company in the aggregate amount of $1,470. The notes receivable are demand notes, $860 of which is collateralized by the proceeds from certain life insurance policies and bear interest at 7.3%. The remaining $610 relates primarily to non-interest bearing loans in connection with officers' relocation expenses. The Company does not intend to demand repayment of these notes during fiscal 2002.

The Company entered into a credit agreement with Bank of America on April 25, 2001. Costs incurred in entering into the agreement are being amortized over 36 months, the life of the agreement.

Note 9. Other Current Liabilities

Other current liabilities consist of:

	2001	2000
Accounts payable to franchisees	$ 5,921	$ 5,446
Salaries, wages and commissions payable	4,006	4,356
Royalties and fees payable to courseware partners	3,231	—
Payable to former franchisees pursuant to franchise acquisitions	—	3,975
Accrued operating expenses and other liabilities	4,919	3,605
	$18,077	$17,382

Note 10. Employee Savings Plan

The Company has a 401(k) Profit Sharing Trust and Plan in which employees not currently covered by a collective bargaining agreement are eligible to participate. None of the Company's employees is currently covered by a collective bargaining agreement. The plan was established in 1995 and through December 31, 1998, was non-contributory. Effective January 1, 1999, the Board of Directors elected to match 25% of the employees' contributions. The Company contributed $576 and $526 for 2001 and 2000, respectively. In October 2001, the Board of Directors elected to suspend the match effective January 1, 2002.

Note 11. Stock Option Plan

The Company maintains a Key Employee Stock Option Plan and an Omnibus Equity Plan which provide for the issuance of non-qualified options, incentive stock options, and stock appreciation rights. The Key Employee Stock Option Plan, which expired in 1999, had provided for the granting of options to purchase up to 1,500,000 shares of common stock and the current Omnibus Equity Plan provides for the granting of options to purchase up to 1,250,000 shares of common stock. Incentive stock options are exercisable for up to ten years, at an option price of not less than the fair market value on the date the option is granted or at a price of not less than 110% of the fair market price in the case of an option granted to an individual who, at the time of grant, owns more than 10% of the Company's common stock. Non-qualified stock options may be issued at such exercise price and on such other terms and conditions as the Compensation Committee of the Board of Directors may determine. Optionees may also be granted stock appreciation rights under which they may, in lieu of exercising an option, elect to receive cash or common stock, or a combination thereof, equal to the excess of the fair market value of the common stock over the option price. All options were granted at fair market value at dates of grant.

Directors of the Company who are not employees currently hold options to acquire a total of 316,250 shares pursuant to option plans and agreements, including 6,250 awarded in 2001 under the Company's Omnibus Equity Plan. The exercise price under all of such options was the fair market value as of the date of grant.

Changes in shares, under all current and former plans and other arrangements, for 2001, 2000 and 1999 are summarized as follows:

	2001		2000		1999	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	1,378,874	$ 10.39	1,278,249	$ 9.97	1,102,878	$ 8.75
Granted	276,250	13.79	277,750	12.41	273,808	15.81
Exercised	(7,875)	11.97	(149,000)	10.14	(7,812)	10.06
Canceled	(29,875)	13.91	(28,125)	11.43	(90,625)	12.87
Outstanding, end of year	1,617,374	10.90	1,378,874	10.39	1,278,249	9.97
Options exercisable, end of year	1,073,724	$ 9.61	900,974	$ 8.88	876,125	$ 8.22
Weighted average fair value of options granted during the year	$ 7.65		$ 6.51		$ 6.58	

Outstanding stock options at December 31, 2001 consist of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$ 5.20 - $ 9.28	581,250	2.2	$ 6.44	572,500	$ 6.40
10.22 - 15.90	881,624	3.5	12.74	435,324	12.69
16.90 - 23.19	154,500	3.3	17.16	65,900	17.09
$ 5.20 - $23.19	1,617,374	3.0	$ 10.90	1,073,724	$ 9.61

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model assuming a risk-free interest rate of 4.0%, volatility of 55%, and zero dividend yield for 2001; a risk-free interest rate of 6.6%, volatility of 74%, and zero dividend yield for 2000; and a risk-free interest rate of 6.1%, volatility of 27% and zero dividend yield for 1999, with expected lives of six years for all periods. The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. If compensation expense was determined based on the fair value method under the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income	As reported	$6,454	$10,969	$7,263
	Pro forma	5,263	10,194	6,803
Basic earnings per share	As reported	$ 0.64	$ 1.12	$ 0.76
	Pro forma	0.52	1.04	0.71
Diluted earnings per share	As reported	$ 0.61	$ 1.06	$ 0.72
	Pro forma	0.50	0.99	0.68

As of December 31, 2001, there were 573,942 shares of common stock under the Omnibus Equity Plan that were available for future grant.

Note 12. Commitments and Contingencies

Leases

The Company leases its offices, training facilities and certain equipment under operating lease obligations. Operating leases expire on various dates through 2014. The Company recognizes rent expense on a straight-line basis and records deferred rent based on the difference between cash paid and straight-line expense. Rent expense was $9,421, $7,342 and $5,457, for 2001, 2000, and 1999 respectively.

Under the terms of the leases, future minimum commitments at December 31, 2001 are as follows:

	Operating Leases
2002	$10,653
2003	10,517
2004	9,962
2005	8,839
2006	8,172
2007 & after	29,524
Total future minimum lease payments	$77,667

Purchase Commitment

The Company has entered into a contract with a provider to purchase $13,000 in courseware through June 30, 2004. That contract specifies minimum purchases of $4,500, $5,500, and $3,000 in 2002, 2003, and 2004, respectively.

Litigation

The Company has accrued $1,055 related to residual environmental liabilities retained from the sale of its environmental remediation business in 1996 (Note 6).

The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 13. Acquisitions

A. Indianapolis, Indiana franchise

On January 31, 2001 the Company purchased its franchise in Indianapolis, Indiana. The consideration paid included $4,926 in cash, net of cash acquired. The selling shareholders will receive additional cash consideration if certain operating performance targets are achieved. The acquisition has been recorded using the purchase method of accounting and the operating results have been included in the Company's financial statements from the date of acquisition. The acquisition resulted in goodwill of $5,033 which was being amortized over 25 years.

B. Atlanta, Georgia franchise

On April 2, 2001 the Company purchased the assets of its franchise in Atlanta, Georgia. The consideration paid included $15,703 in cash, net of cash acquired, and 113,984 shares of the Company's common stock valued at $1,652 based on the average price of the Company's common stock for a reasonable period of time before the terms of the transaction were finalized. The selling shareholders will receive additional consideration, in cash and stock, if certain operating performance targets are achieved. The acquisition has been recorded using the purchase method of accounting and the operating results have been included in the Company's financial statements from the date of acquisition. The acquisition resulted in goodwill of $18,005, which was being amortized over 25 years.

C. Additional consideration for previous acquisitions

During the twelve months ended December 31, 2001, the Company provided additional consideration for previous acquisitions consisting of $4,651 in cash and 132,501 in shares of the Company's stock valued at $2,074 due to the previously acquired centers meeting certain operating performance targets.

If the results from the acquired locations had been included in the results of operations at the beginning of each period presented below, the Company's unaudited revenue, net income, and earnings per share would have approximated the following:

	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000
Revenue	$163,992	$162,321
Net Income	$ 6,852	$ 12,647
Basic Earnings Per Share	$ 0.67	$ 1.28
Diluted Earnings Per Share	$ 0.64	$ 1.21

Note 14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for continuing operations for 2001 and 2000 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Revenues	$ 41,132	$ 44,721	$ 39,028	$ 35,018
Operating income	4,686	3,792	1,486	(1,166)
Net income	2,811	2,106	1,841	(304)
Basic earnings per share	0.28	0.21	0.18	(0.03)
Diluted earnings per share	0.27	0.20	0.17	(0.03)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2000				
Revenues	$ 34,025	$ 36,649	$ 35,970	$ 36,054
Operating income	4,546	5,265	4,533	3,752
Net income	2,704	3,169	2,752	2,344
Basic earnings per share	0.28	0.33	0.28	0.24
Diluted earnings per share	0.27	0.31	0.26	0.23

Note 15. Segment Reporting

The Company operates in two business segments – company-owned training centers and franchising operations. The company-owned training centers segment operates wholly-owned computer training centers in the United States and derives its revenues from the operating revenues of those centers. The franchising segment franchises computer training centers domestically and internationally and supplies systems of instruction and sales and management concepts concerning computer training to independent franchisees. The franchising segment revenues are from the initial franchise fees and royalties from the franchise operations and other revenue, primarily related to product sales through Nova Vista. The two segments are managed separately because of the differences in the source of revenues and the services offered. Information on the Company's segments is as follows:

	Company-owned Centers	Franchising	Executive Office	Discontinued Operations	Consolidated
For the year ended December 31, 2001					
Revenues from external customers	$ 118,336	$ 41,563	$ —	$ —	$ 159,899
Non-recurring gains	—	—	2,683	—	2,683
Interest income	72	297	—	—	369
Interest expense	(1,450)	—	—	—	(1,450)
Depreciation and amortization expense	8,883	2,172	—	—	11,055
Income tax expense	(26)	3,546	—	—	3,520
Net income from continuing operations	(2,196)	9,076	—	—	6,880
Loss from discontinued operations, net of applicable income taxes	—	—	—	(426)	(426)
Net deferred tax asset	(945)	1,656	—	—	711
Total assets	124,963	29,014	6,183	—	160,160
Additions to property, plant and equipment	7,642	6,172	—		13,814
For the year ended December 31, 2000					
Revenues from external customers	$ 111,319	$ 31,379	$ —	$ —	$ 142,698
Interest income	314	189	—	—	503
Interest expense	(259)	(59)	—	—	(318)
Depreciation and amortization expense	6,879	832	—	—	7,711
Income tax expense	2,798	4,514	—	—	7,312
Net income	4,124	6,845	—	—	10,969
Net deferred tax asset	900	1,047	—	—	1,947
Total assets	96,554	21,268	4,904	—	122,726
Additions to property, plant and equipment	4,798	3,899	—	—	8,697
For the year ended December 31, 1999					
Revenues from external customers	$ 86,520	$ 24,956	$ —	$ —	$ 111,476
Interest income	453	190	—	—	643
Interest expense	(331)	(23)	—	—	(354)
Depreciation and amortization expense	5,183	891	—	—	6,074
Write-off of management system	—	3,338	—	—	3,338
Income tax expense	2,853	1,300	—	—	4,153
Net income	5,027	2,236	—	—	7,263
Net deferred tax asset	(80)	1,771	—	—	1,691
Total assets	85,537	16,294	3,253	—	105,084
Additions to property, plant and equipment	4,840	1,922	(14)	—	6,748

Market for Registrant's Common Equity and Related Shareholder Matters

The common stock is traded on The Nasdaq Stock Market under the symbol NEWH. The following table sets forth the range of high and low closing quotations per share of common stock from January 1, 2000 through December 31, 2001 reported by The Nasdaq Stock Market.

2001		High	Low
1st Quarter	(January 1 - March 31)	17.56	13.50
2nd Quarter	(April 1 - June 30)	18.50	13.44
3rd Quarter	(July 1 - September 30)	15.44	11.52
4th Quarter	(October 1 - December 31)	12.20	8.45

2000		High	Low
1st Quarter	(January 1 - March 31)	17.75	11.19
2nd Quarter	(April 1 - June 30)	23.23	16.00
3rd Quarter	(July 1 - September 30)	24.00	11.69
4th Quarter	(October 1 - December 31)	16.75	12.63

As of March 8, 2002, the Company's common stock was held by 421 holders of record. The Company has never paid cash dividends on its common stock and has no present intention to pay cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth of the Company.

Board of Directors

Curtis Lee Smith, Jr.
Chairman of the Board

Stuart O. Smith
Vice Chairman of the Board

Thomas J. Bresnan
Chief Executive Officer

Martin G. Bean
Chief Operating Officer

David A. Goldfinger
Member of Compensation and Audit Committees; President, M.S.C.I. Holdings, Inc.

William H. Heller
Member of Compensation and Audit Committees; William H. Heller & Associates

Richard L. Osborne
Member of Compensation and Audit Committees; Professor, Weatherhead School of Management, Case Western Reserve University

Scott R. Wilson
Partner, Calfee, Halter & Griswold

Officers

New Horizons Worldwide, Inc.

Curtis Lee Smith, Jr.
Chairman of the Board

Stuart O. Smith
Vice Chairman and Secretary

Thomas J. Bresnan
President and Chief Executive Officer

Martin G. Bean
Chief Operating Officer

Robert S. McMillan
Vice President, Treasurer and Chief Financial Officer

Nicola J. Trigg
Vice President and General Counsel

Scott R. Wilson
Assistant Secretary

New Horizons Computer Learning Centers, Inc.

Thomas J. Bresnan
President and Chief Executive Officer

Martin G. Bean
Chief Operating Officer

Michael L. Benvenuti
Senior Vice President Company-Owned Locations

Gene A. Longobardi
Senior Vice President, North American Operations

Robert S. McMillan
Senior Vice President, Chief Financial Officer

Robert G. Shaw
Senior Vice President, International Operations

Jess M. Hartmann
Vice President, Chief Information Officer

Charles R. Lennon
Vice President, Marketing

New Horizons Worldwide, Inc.

Corporate Headquarters
New Horizons Worldwide, Inc.
1900 S. State College Blvd.
Suite 200
Anaheim, CA 92806-6135

Corporate & Stockholder Information
Investor Relations
New Horizons Worldwide, Inc.
1900 S. State College Blvd.
Suite 200
Anaheim, CA 92806-6135
(866) 211-3369

Transfer Agent and Registrar
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204
(818) 502-1404
(818) 502-0674 Fax

General Counsel
Calfee, Halter & Griswold
Cleveland, OH 44114

Auditors
Deloitte & Touche LLP
Costa Mesa, CA 92626

Common Stock
Common Stock of New Horizons Worldwide, Inc. is traded on the NASDAQ National Market System under the symbol NEWH.

Annual Meeting
May 7, 2002
New Horizons Worldwide, Inc.
1900 S. State College Blvd.
Suite 200
Anaheim, CA 92806-6135

Trademarks
New Horizons is a registered trademark of New Horizons Education Corporation. All other brand names, company names and trademarks contained in this report are the property of their respective owners.

LOCATIONS (As of March 2002)

NORTH AMERICA **Alabama** Birmingham Huntsville Montgomery **Arizona** Phoenix Tucson **Arkansas** Little Rock **California** Anaheim Bakersfield Burbank Fresno Long Beach Los Angeles Modesto Monterey Oxnard Riverside Rosamond Sacramento Salinas San Diego San Francisco San Jose Santa Cruz Santa Rosa Stockton Thousand Oaks Walnut Creek **Canada** Toronto **Colorado** Broomfield Colorado Springs Denver (Downtown) Englewood Loveland **Connecticut** Fairfield County Hartford New Haven **District of Columbia** Washington, DC **Florida** Clearwater Ft. Lauderdale Gainesville Jacksonville Melbourne Miami Ocala Orlando Pensacola Sarasota Tampa Bay West Palm Beach **Georgia** Atlanta Marietta **Hawaii** Honolulu **Idaho** Boise **Illinois** Chicago (Downtown) Chicago (Rosemont) Peoria Rockford **Indiana** Indianapolis **Iowa** Cedar Rapids Davenport Des Moines **Kansas** Kansas City Wichita **Kentucky** Ft. Mitchell Lexington Louisville **Louisiana** Lafayette New Orleans Shreveport **Maryland** Baltimore Bethesda **Massachusetts** Boston (Downtown) Burlington Pittsfield Quincy Westborough **Michigan** Detroit (Livonia) East Lansing Flint Grand Rapids Troy **Minnesota** Minneapolis (Downtown) Minneapolis (Richfield) Plymouth **Missouri** Columbia Springfield St. Louis **Montana** Billings Missoula **Nebraska** Lincoln Omaha **Nevada** Las Vegas Reno **New Hampshire** Nashua Portsmouth **New Jersey** Iselin Parsippany Princeton **New Mexico** Albuquerque Carlsbad Las Cruces Roswell **New York** Albany Buffalo Long Island (Commack) Long Island (Westbury) New York (Mid-Town) New York (Wall Street) Rochester Westchester **North Carolina** Charlotte Greensboro Raleigh-Durham Winston-Salem **Ohio** Cincinnati Cleveland Columbus Dayton **Oklahoma** Oklahoma City Tulsa **Oregon** Beaverton Clackamas Eugene Medford Portland Salem **Pennsylvania** Harrisburg Philadelphia (King of Prussia) Lancaster Lehigh Valley Pittsburgh (Canonsburg) Wilkes-Barre/Scranton **Rhode Island** Providence **South Carolina** Charleston Columbia Greenville **Tennessee** Chattanooga Jackson Kingsport Knoxville Memphis Nashville **Texas** Austin Dallas El Paso Fort Worth Houston Midland-Odessa San Angelo San Antonio **Utah** Salt Lake City **Vermont** Burlington **Virginia** McLean Richmond Virginia Beach **Washington** Seattle (Bellevue) Seattle (Downtown) Spokane Vancouver **West Virginia** Charleston **Wisconsin** Eau Claire Fox Cities Green Bay La Crosse Madison Milwaukee Racine/Kanosha Wausau

INTERNATIONAL **Argentina** Buenos Aires **Australia** Sydney **Bahrain** Manama **Bangladesh** Chittagong Dhaka Old Dhaka **Belgium** Brussels **Bolivia** La Paz Santa Cruz **Brazil** São Paulo **Chile** Santiago **China** Hong Kong Shanghai **Colombia** Bogata Medellin **Costa Rica** San Jose **Ecuador** Quito **Egypt** Alexandria Cairo **El Salvador** San Salvador **England** Birmingham Bournemouth Bristol London Manchester North East Nottingham Yorkshire **Germany** Berlin Bielefeld Cologne Dusseldorf Frankfurt Hamburg Hannover Heidelberg Munich **Greece** Athens Attika Thessaloniki **Guatemala** Guatemala City **Honduras** Tegucigalpa **Indonesia** Jakarta **Israel** Ashdod Beer-Sheva Haifa Jerusalem Kfar Saba Kiriat Gat Netanya Petach-Tikva Tel Aviv **Italy** Milan **Jamaica** Kingston **Japan** Fukuoka Hiroshima Kanazawa Meguro Nagoya Omiya Osaka Sapporo Shinjuku **Korea** Seoul **Kuwait** Kuwait City **Lebanon** Beirut Beirut Zalka Tripoli **Malaysia** Ipoh Johor Bahru Kuala Lumpur Kuantan Kuching Malacca Penang Petaling Jaya **Malta** Sliema **Mexico** Chihuahua Ciudad Juarez Mexicali Mexico City Mexico City II Monterrey Tijuana **Netherlands** Amsterdam Rotterdam Tilburg **New Zealand** Auckland Wellington **Oman** Muscat **Pakistan** Karachi **Panama** Panama City **Peru** Lima **Philippines** Makati **Qatar** Doha **Saudi Arabia** Al-Jubail Al-Khobar Dammam Jeddah Khamis Mushait Makkah Medina Riyadh Tabouk **Scotland** Edinburgh **Singapore** Singapore **South Africa** Bloemfontein Cape Town Durban Johannesburg Pietermaritzburg Port Elizabeth **Spain** Barcelona **United Arab Emirates** Abu Dhabi Dubai **Zimbabwe** Harare

New Horizons®
Computer Learning Centers
CHOOSE. LEARN. SUCCEED.

1900 S. State College Blvd.
Suite 200
Anaheim, CA 92806-6135
Phone 714.940.8000
Fax 714.938.6002
www.newhorizons.com